UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Safeguard Scientifics, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $.10 par value
(Title of Class of Securities)

786449207

(CUSIP Number of Class of Securities)

Eric C. Salzman
Chief Executive Officer
Safeguard Scientifics, Inc.
150 N. Radnor Chester Rd., Suite F-200
Radnor, Pennsylvania 19087
(610) 293-0600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Yelena Barychev, Esq. Shaun Snitman, Esq. Alan Lieblich, Esq. Blank Rome LLP One Logan Square 130 North 18th Street Philadelphia, Pennsylvania 19103 (215) 569-5500	G. Matthew Barnard, Esq. General Counsel and Corporate Secretary Safeguard Scientifics, Inc. 150 North Radnor Chester Rd., Suite F-200 Radnor, Pennsylvania 19087 (610) 975-4989

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$35,000,000	$3,818.50

*	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $35,000,000 in the aggregate of up to 4,430,379 shares of common stock of Safeguard Scientifics, Inc. at the minimum tender offer price of $7.90 per share in cash.

**	The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $109.10 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A	Filing Party: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the tender offer by Safeguard Scientifics, Inc., a Pennsylvania corporation (“Safeguard” or the “Company”), to purchase for cash up to $35,000,000 in value of shares of its common stock, $.10 par value per share, at a purchase price, which will be not less than $7.90 nor greater than $9.00 per share, net to the seller of such shares in cash, less applicable withholding taxes and without interest, that it will pay for shares properly tendered and not properly withdrawn in the tender offer, taking into account the total number of shares so tendered and the prices specified by the tendering shareholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 2, 2021 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item	1. Summary Term Sheet.

The information set forth under the heading “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item	2. Subject Company Information.

(a)     The name of the issuer is Safeguard Scientifics, Inc. The address and telephone number of the issuer’s principal executive offices are: 150 N. Radnor Chester Rd., Suite F-200, Radnor, PA 19087, (610) 293-0600.

(b)    The information set forth under the heading “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c)     The information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item	3. Identity and Background of Filing Person.

(a)     Safeguard is both the filing person and the subject company. The address and telephone number of Safeguard are set forth under Item 2(a) above. The names of the directors and executive officers of Safeguard are as set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”), and such information is incorporated herein by reference. The address of each director and executive officer of Safeguard is 150 N. Radnor Chester Rd., Suite F-200, Radnor, PA 19087.

Item	4. Terms of the Transaction.

(a)     The material terms of the transaction set forth under the following headings and sections in the Offer to Purchase are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Number of Shares; Odd Lots; Proration”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 10 (“Certain Information About Us”);

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”);

•	Section 14 (“Material U.S. Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

(b)    The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) is incorporated herein by reference.

Item	5. Past Contacts, Transactions, Negotiations and Agreements.

(e)     The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) is incorporated herein by reference. The terms and conditions of the equity incentive plans, awards and related agreements attached hereto as Exhibits (d)(1) through (d)(10) are incorporated herein by reference.

Item	6. Purposes of the Transaction and Plans or Proposals.

(a)     The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) is incorporated herein by reference.

(c)     The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) is incorporated herein by reference.

Item	7. Source and Amount of Funds or Other Consideration.

(a)     The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(b)    Financing will not be required in connection with the Tender Offer. Safeguard has no alternative financing arrangements or alternative financing plans relating to the Tender Offer.

(d)    None of the consideration for the Tender Offer will be borrowed. Safeguard will use cash and cash equivalents to fund the Tender Offer.

Item	8. Interest in Securities of the Subject Company.

(a)     The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) is incorporated herein by reference.

Item	9. Persons/Assets Retained, Employed, Compensated or Used.

(a)     The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.

Item	10. Financial Statements.

(a)     Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the Tender Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act and the rules and regulations thereunder that files reports electronically on the EDGAR system. The Company has voluntarily included the Company’s financial statements by means of the incorporation by reference of the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021.

(b)    The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference. The Company has voluntarily included the Company’s pro forma information.

Item	11. Additional Information.

(a)     The information set forth in the Offer to Purchase under Section 10 (“Certain Information About Us”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”), Section 12 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of Safeguard, no material legal proceedings relating to the Tender Offer are pending.

(c)     The information set forth in the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item	12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 2, 2021.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated September 2, 2021.

(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated September 2, 2021.

(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press release announcing the completion of acquisition of the Company’s ownership interest in Flashtalking, Inc. and Tender Offer, dated September 2, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s current report on Form 8-K filed on September 2, 2021).
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Safeguard Scientifics, Inc. 1999 Equity Compensation Plan, as amended and restated on October 21, 2008 (incorporated by reference to Exhibit 10.4 to the Company’s quarterly report on Form 10-Q filed on November 6, 2008).
(d)(2)	Safeguard Scientifics, Inc. 2014 Equity Compensation Plan, as amended and restated on March 5, 2014 (incorporated by reference to Exhibit 10.1 to the Company’s quarterly report on Form 10-Q filed on July 25, 2014).
(d)(3)	Safeguard Scientifics, Inc. Executive Deferred Compensation Plan (amended and restated as of January 1, 2009) (incorporated by reference to Exhibit 10.4 to the Company’s annual report on Form 10-K filed on March 19, 2009).
(d)(4)	Safeguard Scientifics, Inc. Management Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on April 25, 2008).
(d)(5)	Amended and Restated Safeguard Scientifics, Inc. Transaction Bonus Plan (incorporated by reference to Exhibit 10.6 to the Company’s quarterly report on Form 10-Q filed on August 12, 2020).
(d)(6)	Compensation Summary — Non-Employee Directors (incorporated by reference to Exhibit 10.7 to the Company’s annual report on Form 10-K filed on March 5, 2021).
(d)(7)	General Release and Agreement between Safeguard Scientifics, Inc. and Brian J. Sisko dated April 20, 2020 (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on April 21, 2020).
(d)(8)	Letter Agreement between Safeguard Scientifics, Inc. and Eric Salzman dated October 1, 2020 (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on October 1, 2020).
(d)(9)	Compensation Agreement by and between Safeguard Scientifics, Inc. and Mark Herndon dated September 17, 2018 (incorporated by reference to Exhibit 99.1 to the Company’s current report on Form 8-K filed on September 18, 2018).
(d)(10)	Key Employee Compensation Recoupment Policy (incorporated by reference to Exhibit 10.2 to the Company’s quarterly report on Form 10-Q filed on July 26, 2013).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

Item	13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAFEGUARD SCIENTIFICS, INC.

	By:	/s/ Mark A. Herndon
	Name:	Mark A. Herndon
	Title:	Senior Vice President and
Chief Financial Officer
Dated: September 2, 2021